U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

BRIGHTHOUSE FUNDS TRUST I

BRIGHTHOUSE FUNDS TRUST II

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

125 High Street, Suite 732

Boston, MA 02110

Please direct all communications regarding this Application to:

Kristi Slavin

Brighthouse Investment Advisers, LLC

125 High Street, Suite 732

Boston, MA 02110

Copies to:

Brian D. McCabe, Esq.	Jeremy C. Smith, Esq.
Ropes & Gray LLP	Ropes & Gray LLP
Prudential Tower 800 Boylston Street, Boston, Massachusetts 02199	1211 Avenue of the Americas, New York, New York 10036

As filed with the Securities and Exchange Commission on February 17, 2022

Page 1 of 94, including Exhibits

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

BRIGHTHOUSE FUNDS TRUST I	) APPLICATION PURSUANT TO SECTION 6(c) OF
BRIGHTHOUSE FUNDS TRUST II	) THE INVESTMENT COMPANY ACT OF 1940, AS
BRIGHTHOUSE INVESTMENT ADVISERS, LLC	) AMENDED, FOR AN ORDER OF EXEMPTION
File No. [ ]	) FROM SECTION 15(c) OF THE ACT

I.	INTRODUCTION

Brighthouse Funds Trust I and Brighthouse Funds Trust II (each a “Trust” and collectively, the “Trusts”),1 each a registered open-end investment company that offers one or more series of shares, on their own behalf and on behalf of each of their respective series (each, a “Series” and collectively, the “Series”), together with Brighthouse Investment Advisers, LLC (“BIA” or the “Adviser” and together with the Trusts and the Series, the “Applicants”),2 the investment adviser to the Trusts, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of each Trust (each such board of trustees may be referred to as the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
[2]

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

Page 2 of 94, including Exhibits

as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The Trusts

Each of Brighthouse Funds Trust I and Brighthouse Funds Trust II is organized as a Delaware statutory trust. Brighthouse Funds Trust I and Brighthouse Funds Trust II are registered with the Commission as open-end management investment companies under the 1940 Act and currently consists of 45 and 29 separate investment series, respectively, each of which Series is offered and sold pursuant to a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and each of which Series operates or has authority to operate under a multi-manager structure. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trusts and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

BIA is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BIA serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment management agreement with the Trusts (each an “Investment Management Agreement” and together the “Investment Management Agreements”). BIA is registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the

Page 3 of 94, including Exhibits

Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.

[6]

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See New England Funds Trust I, et al., Investment Company Act Release Nos. 22796 (August 22, 1997) (notice) and 22824 (September 17, 1997) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

Page 4 of 94, including Exhibits

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes offered by one or more Sub-Advisers. Registered funds with multiple strategies across various asset classes allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. The Board of each Trust intends to hold meetings quarterly, and will hold such meetings in-person to the extent required by the 1940 Act. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.7 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the

[7]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

Page 5 of 94, including Exhibits

Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.8 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser

[8]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

Page 6 of 94, including Exhibits

believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”9 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily

[9]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

Page 7 of 94, including Exhibits

liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7.

Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).10 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”11 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”12

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”13 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”14 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

[10]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[11]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[12]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

[13]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[14]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

Page 8 of 94, including Exhibits

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.15 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued an exemptive order under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.16 The Commission stated in Blackstone, that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

[15]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.
[16]

Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order).

Page 9 of 94, including Exhibits

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Kristi Slavin

Brighthouse Investment Advisers, LLC

125 High Street, Suite 732

Boston, MA 02110

Applicants further state that all written or oral communications concerning this Application should be directed to the contact information above.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officer of the Applicants is fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 17th day of February, 2022.

BRIGHTHOUSE FUNDS TRUST I and BRIGHTHOUSE FUNDS TRUST II

By:	/s/ Kristi Slavin
Name: Kristi Slavin

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ Kristi Slavin
Name: Kristi Slavin

Page 10 of 94, including Exhibits

EXHIBIT INDEX

A. Verifications

1. Verification of Brighthouse Funds Trust I and Brighthouse Funds Trust II

2. Verification of Brighthouse Investment Advisers, LLC

B. Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II

C. Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (December 3, 2021) (notice) and 34456 (December 29, 2021) (order) — Marked Application

D. SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (November 15, 2021) (notice) and 34437 (December 13, 2021) (order) — Marked Application

Page 11 of 94, including Exhibits

Exhibit A-1

Verification

The undersigned states that she has duly executed the attached application on February 17, 2022, for and on behalf of Brighthouse Funds Trust I and Brighthouse Funds Trust II (“the Funds”); that she is the President and Chief Executive Officer of the Trusts; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Kristi Slavin
Name:	Kristi Slavin
Title:	President and Chief Executive Officer

Page 12 of 94, including Exhibits

Exhibit A-2

Verification

The undersigned states that she has duly executed the attached application on February 17, 2022, for and on behalf of Brighthouse Investment Advisers, LLC (“BIA”); that she is the President of BIA; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Kristi Slavin
Name:	Kristi Slavin
Title:	President

Page 13 of 94, including Exhibits

Exhibit B

Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II

VOTED:	That the filing of an exemptive order application regarding an exemption from Section 15(c) for the 1940 Act, as discussed at the meeting, be, it hereby is, approved.

VOTED:	That the appropriate officers of the Trusts be, and each of them hereby is, authorized to do or cause to be done all such other acts and to make, execute and deliver any and all such documents in the name and on behalf of the Trusts, as they, or any of them, may deem necessary or desirable to carry out the intent or purposes of the preceding resolutions.

Page 14 of 94, including Exhibits

Exhibit C

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, ~~D.C~~.DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF

THE

INVESTMENT COMPANY ACT OF 1940, AS

AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION

15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR

270.0-5(d)

~~In the Matter of~~

~~BRIDGE BUILDER~~BRIGHTHOUSE FUNDS TRUST I

~~EDWARD JONES MONEY MARKET FUND~~

BRIGHTHOUSE FUNDS TRUST II

~~OLIVE STREET~~BRIGHTHOUSE INVESTMENT ADVISERS, LLC

125 High Street, Suite 732

Boston, MA 02110

~~PASSPORT RESEARCH, LTD.~~

~~12555 Manchester Road~~

~~St. Louis, Missouri 63131~~

Please direct all communications regarding this Application to:

Kristi Slavin

Brighthouse Investment Advisers, LLC

~~Sean Graber, Esq.~~

~~Morgan Lewis & Bockius, LLP~~

~~1701 Market~~125 High Street, Suite 732

Boston, MA 02110

Page 15 of 94, including Exhibits

~~Philadelphia, PA 19103~~

~~(215) 963-5693~~

~~sean.graber@morganlewis.com~~

~~With a copy~~Copies to:

~~Evan Posner, Esq. Edward~~Brian D. ~~Jones & Co., L.P~~McCabe, Esq. Ropes & Gray LLP Prudential Tower	Jeremy C. Smith, Esq. Ropes & Gray LLP 1211 Avenue of the Americas, New

~~12555 Manchester Road~~

~~St. Louis, Missouri 63131~~

~~(314) 515-3289~~

~~evan.posner@edwardjones.com~~

~~Page 1 of 79 Pages, including Exhibits~~

As filed with the Securities and Exchange Commission on ~~October 29, 2021~~February [    ], 2022

Page 16 of 94, including Exhibits

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~In the Matter of~~	~~) APPLICATION PURSUANT TO~~
~~BRIDGE BUILDER TRUST~~	~~) SECTION 6(c) OF~~
~~EDWARD JONES MONEY MARKET FUND~~	~~) THE INVESTMENT COMPANY ACT~~
~~OLIVE STREET INVESTMENT ADVISERS, LLC~~	~~) OF 1940, AS AMENDED,~~
~~PASSPORT RESEARCH, LTD.~~	~~) FOR AN ORDER OF EXEMPTION~~
~~12555 Manchester Road~~	~~) FROM SECTION 15(c) OF THE ACT~~
~~St. Louis, Missouri 63131~~
~~File No. 812-[ ]~~
~~I. INTRODUCTION~~

In the Matter of

BRIGHTHOUSE FUNDS TRUST I	) APPLICATION PURSUANT TO SECTION 6(c) OF
BRIGHTHOUSE FUNDS TRUST II	) THE INVESTMENT COMPANY ACT OF 1940, AS
BRIGHTHOUSE INVESTMENT ADVISERS, LLC	) AMENDED, FOR AN ORDER OF EXEMPTION
File No. [ ]	) FROM SECTION 15(c) OF THE ACT

I.	INTRODUCTION

~~Bridge Builder Trust (“BBT”) and Edward Jones Money Market Fund (“EJMMF,” and together with BBT,~~Brighthouse Funds Trust I and Brighthouse Funds Trust II (each a “Trust” and ~~together~~collectively, the “Trusts”),1 each a registered open-end investment company that ~~may offer~~offers one or more series of shares, on their own behalf and on behalf of each of their respective series (each, a “Series” and collectively, the “Series”), ~~Olive Street~~together with Brighthouse Investment Advisers, LLC (“~~Olive Street”), the investment adviser to BBT, and Passport Research, Ltd. (“Passport,” and together with Olive Street, each an “Adviser,” and together, the “Advisers,”~~BIA” or the “Adviser” and together with the Trusts and the Series, the “Applicants”),2 the investment adviser to ~~EJMMF~~the Trusts, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of ~~a~~each Trust (each such board of trustees may be referred to as the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub- Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment

~~1~~	~~As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.~~
~~2~~

~~The term “Adviser” includes (i) an Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, an Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~3~~	~~The term “Board” also includes the board of trustees or directors of a future Subadvised Series.~~

Page 17 of 94, including Exhibits

recommendation(s) to ~~an~~the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named ~~as Applicants.~~

1	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
2

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
4

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

5

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the

Page 18 of 94, including Exhibits

“Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub- Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

Page 19 of 94, including Exhibits

as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the ~~Advisers~~Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by ~~an~~the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by ~~an~~the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, ~~an~~the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate~~,~~ in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

~~4~~

~~References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~

~~5~~

~~For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). An Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub- Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”~~

Page 20 of 94, including Exhibits

II.	BACKGROUND

A.	The Applicants

1.	The Trusts

~~BBT~~Each of Brighthouse Funds Trust I and Brighthouse Funds Trust II is organized as a Delaware statutory trust ~~and EJMMF is organized as a Massachusetts voluntary association (commonly known as a business trust). Each of BBT and EJMMF is~~. Brighthouse Funds Trust I and Brighthouse Funds Trust II are registered with the Commission as ~~an~~ open-end management investment ~~company~~companies under the 1940 Act~~. BBT~~ and currently consists of ~~multipl~~e45 and 29 separate investment series, respectively, each of which ~~operates under a multi-manager structure. EJMMF currently has one Series, which operates under a multi-manager structure. Shares of each Series are~~Series is offered and sold pursuant to a registration statement ~~on Form N-1A. Olive Street and Passport each serve~~under the Securities Act of 1933, as amended (the “1933 Act”), and each of which Series operates or has authority to operate under a multi-manager structure. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series ~~of BBT and EJMMF respectively..~~ The Trusts and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The ~~Advisers~~ Adviser

~~Olive Street~~BIA is a ~~Missouri~~ limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~Passport is a Pennsylvania limited partnership and is registered with the Commission as an investment adviser under the Advisers Act. Olive Street and Passport serve,~~BIA serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series ~~of the Trusts~~ pursuant to an investment ~~advisory~~management agreement with the Trusts (each an “Investment

Page 21 of 94, including Exhibits

Management Agreement” and together the “Investment Management Agreements”). ~~Olive Street, Passport and each other Adviser is or will be~~BIA is registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the

Page 22 of 94, including Exhibits

Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the ~~Advisers~~Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. ~~An~~The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. ~~An~~The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that ~~an~~the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, ~~an~~the Adviser will oversee each Sub-Adviser in its performance of its duties. ~~An~~The Adviser will continue to have overall responsibility

Page 23 of 94, including Exhibits

for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, ~~an~~the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee ~~indirectly~~ from ~~an~~the Adviser ~~(in the manner described below)~~ or directly from the Subadvised Series.

Under this structure, ~~an~~the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, ~~an~~the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. ~~An~~The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. ~~An~~The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All

Page 24 of 94, including Exhibits

future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.

~~Pursuant to the Investment Management Agreements, the Advisers have agreed or will agree to bear the costs of the fees paid by a Subadvised Series to the Sub-Advisers pursuant to the Sub-Advisory Agreements out of the fee paid to the Advisers under the Investment Management Agreements.7~~

~~B.~~	~~Multi-Manager Structure~~

~~In recent years, a number of investment advisers, including the Advisers, have sponsored investment companies registered under the 1940 Act or series~~ thereof ~~(each, a “registered fund”)~~

6

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See ~~Bridge Builder~~New England Funds Trust I, et al. ~~(812-144118)~~, Investment Company Act Release Nos. ~~30592 (July 9, 2013~~22796 (August 22, 1997) (notice) and ~~30641 (August 6, 2013~~22824 (September 17, 1997) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

~~7~~	~~A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.~~

Page 25 of 94, including Exhibits

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes offered by one or more Sub-Advisers. Registered funds with multiple strategies across various asset classes~~. These registered funds~~ allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects ~~multiple~~one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to ~~various~~one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, ~~an~~the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When ~~an~~the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. ~~Boards of registered funds, including the Boards of the Trusts, typically hold in-person meetings on a quarterly basis~~The Board of each Trust intends to hold meetings quarterly, and will hold such meetings in-person to the extent required by the 1940 Act. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that ~~an~~the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once ~~an~~the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if ~~an~~the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When ~~an~~the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying

Page 26 of 94, including Exhibits

private fund.~~8~~7 If the requested order is not granted, the ~~Advisers~~Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub- Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the

7	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

Page 27 of 94, including Exhibits

Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.~~9~~8 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If ~~an~~the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub- Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, ~~an~~the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub- Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

~~[8]~~ 	~~Such investments in private funds would be subject to other applicable provisions of the 1940 Act.~~
~~[9]~~	~~The requested relief would not apply to renewals of a Sub-Advisory Agreement.~~

Page 28 of 94, including Exhibits

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Di sc ussi on

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in- person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay

Page 29 of 94, including Exhibits

inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more ~~quickly~~quicker and with less expense to add or replace Sub-Advisers when the Board and the ~~Advisers~~Adviser

8	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

Page 30 of 94, including Exhibits

believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the ~~Advisers~~Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the ~~Advisers~~Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Page 31 of 94, including Exhibits

Once ~~an~~the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub- Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and ~~an~~the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, ~~an~~the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”~~10~~9 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the ~~Advisers~~Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-

Page 32 of 94, including Exhibits

Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily

9	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

Page 33 of 94, including Exhibits

liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing ~~an~~the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7.

Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

~~10~~	~~As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.~~

Page 34 of 94, including Exhibits

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub- advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).~~11~~10 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”.~~12~~11 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”~~13~~ 12

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”~~14~~13 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”~~15~~14 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person

Page 35 of 94, including Exhibits

meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

~~11~~10	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
~~12~~11	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970)~~;~~; Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
~~13~~12

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

~~14~~13	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
~~15~~14

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract,

Page 36 of 94, including Exhibits

by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

Page 37 of 94, including Exhibits

~~since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.~~

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.~~16~~15 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued an exemptive ~~orders~~order under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.~~17~~16 The Commission stated in Blackstone, that~~,~~ while it continued to believe that a board’s decision-making process may benefit from the directors’ having the oppor~~tunity to inter~~act in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI.	CONDITIONS

~~16~~	~~Technology that includes visual capabilities will be used unless unanticipated circumstances arise.~~
~~17~~

~~See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (February 23, 2021) (notice) and 34238 (March 30, 2021) (order); and Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order).~~

Page 38 of 94, including Exhibits

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in- person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the

Page 39 of 94, including Exhibits

Application,	the requested order will expire on the effective date of that rule.

15	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.
16

Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order).

Page 40 of 94, including Exhibits

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is ~~12555 Manchester Road St. Louis, Missouri 63131.~~as indicated below:

Kristi Slavin

Brighthouse Investment Advisers, LLC

125 High Street, Suite 732

Boston, MA 02110

Applicants further state that all written or oral communications concerning this Application should be directed to~~:~~ the contact information above.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officer of the Applicants is fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

~~Sean Graber, Esq.~~

~~Morgan Lewis & Bockius, LLP~~

~~1701 Market Street~~

~~Philadelphia, PA 19103~~

~~With a copy to:~~

~~Evan Posner, Esq.~~

~~Edward D. Jones & Co., L.P.~~

~~12555 Manchester Road~~

~~St. Louis, Missouri 63131~~

Page 41 of 94, including Exhibits

~~Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-4 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-4 to this Application.~~

~~The~~ Applicants ~~request~~desire that the Commission issue ~~an~~the requested order ~~without a hearing~~ pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

~~In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act. VIII.~~

Page 42 of 94, including Exhibits

~~CONCLUSION~~

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Page 43 of 94, including Exhibits

The Applicants have caused this Application to be duly signed on their behalf on ~~October 29, 2021~~the [     ] day of February, 2022.

~~Bridge Builder~~BRIGHTHOUSE FUNDS TRUST I and BRIGHTHOUSE FUNDS TRUST II

By:	/s/ ~~Julius A. Drelick III~~Kristi Slavin
Name: ~~Julius A. Drelick IIITitle: President~~Kristi Slavin

~~Edward Jones Money Market Fund~~

~~By:~~	~~/s/ Julius A. Drelick III~~
~~Name: Julius A. Drelick III Title: President~~

~~Olive Street~~BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ ~~Thomas C. Kersting~~Kristi Slavin
Name: ~~Thomas C. Kersting Title: President~~Kristi Slavin

~~Passport Research, Ltd.~~

~~By:~~	~~/s/ Thomas C. Kersting~~
~~Name: Thomas C. Kersting~~
~~Title: President~~

Page 44 of 94, including Exhibits

~~EXHIBITS TO APPLICATION~~

~~The following materials are made a part of the Application and are attached hereto:~~

~~Designation~~	~~Document~~
~~Exhibits A-1 through A-4~~	~~Authorizations~~
~~Exhibits B-1 through B-4~~	~~Verifications~~
~~Exhibit C~~	~~Rule 0-5(e)(3) Comparisons~~

Page 45 of 94, including Exhibits

EXHIBIT ~~A-1~~INDEX

~~BRIDGE BUILDER TRUST AUTHORIZATION~~ A. Verifications

~~I, Julius A. Drelick III, do hereby certify that I am the duly elected President of Bridge Builder Trust (the “Trust”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on August 25, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:~~

1. Verification of Brighthouse Funds Trust I and Brighthouse Funds Trust II

2. Verification of Brighthouse Investment Advisers, LLC

B. Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II

~~RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and its name to (i) prepare, execute and cause to be filed an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Olive Street Investment Advisers, LLC (“Olive Street”) from the provisions of Section 15(c) of the 1940 Act to permit Olive Street to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Trust (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the “Application”); and (ii) prepare, execute and cause~~

Page 46 of 94, including Exhibits

~~to be filed with the SEC any and all amendments to the Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is~~

C. Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (December 3, 2021) (notice) and 34456 (December ~~FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.~~

~~By: /s/ Julius A. Drelick III~~
~~Name:~~	~~Julius A. Drelick III~~
~~Title:~~	~~President~~

~~Date: October~~ 29, 2021) (order) — Marked Application

D. SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (November 15, 2021) (notice) and 34437 (December 13, 2021) (order) — Marked Application

~~EXHIBIT A-2~~

Page 47 of 94, including Exhibits

~~EDWARD JONES MONEY MARKET FUND~~

~~AUTHORIZATION~~

~~I, Julius A. Drelick III, do hereby certify that I am the duly elected President of Edward Jones Money Market Fund (the “Fund”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Fund at a meeting held on July 15, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:~~

~~RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and its name to (i) prepare, execute and cause to be filed an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Fund and Passport Research, Ltd. (“Passport”) from the provisions of Section 15(c) of the 1940 Act to permit Passport to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Fund (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the “Application”); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to the Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is~~

~~FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.~~

~~By: /s/ Julius A. Drelick III~~
~~Name:~~	~~Julius A. Drelick III~~
~~Title:~~	~~President~~

Date: October 29, 2021

Page 48 of 94, including Exhibits

~~Exhibit A-3~~

~~OLIVE STREET INVESTMENT ADVISERS, LLC~~

~~AUTHORIZATION~~

~~I, Thomas C. Kersting, do certify that I am the duly authorized and elected President of Olive Street Investment Advisers, LLC (“Olive Street”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Olive Street pursuant to the general authority as President of Olive Street.~~

~~By: /s/ Thomas C. Kersting~~
~~Name:~~	~~Thomas C. Kersting~~
~~Title:~~	~~President~~

~~Date: October 29, 2021~~

Page 49 of 94, including Exhibits

~~Exhibit A-4~~

~~PASSPORT RESEARCH, LTD.~~

~~AUTHORIZATION~~

~~I, Thomas C. Kersting, do certify that I am the duly authorized and elected President of Passport Research, Ltd. (“Passport”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Passport pursuant to the general authority as President of Passport.~~

~~By: /s/ Thomas C. Kersting~~
~~Name:~~	~~Thomas C. Kersting~~
~~Title:~~	~~President~~

~~Date: October 29, 2021~~

Page 50 of 94, including Exhibits

Verification Exhibit A-2

~~Exhibit B-1~~

~~BRIDGE BUILDER TRUST VERIFICATION~~

The undersigned states that ~~he~~she has duly executed the attached application ~~dated October 29, 2021~~on February [     ], 2022, for and on behalf of ~~Bridge Builder Trust (the “~~Brighthouse Funds Trust I and Brighthouse Funds Trust II (“the Funds”); that ~~he~~she is the President and Chief Executive Officer of the ~~foregoing Trust~~Trusts; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~By:~~ /s/ ~~Julius A. Drelick III~~ Kristi Slavin
Name:	~~Julius A. Drelick III~~Kristi Slavin
Title:	President and Chief Executive Officer

~~Date: October 29, 2021~~

Page 51 of 94, including Exhibits

~~Exhibit B-2~~

Verification Exhibit A-2

~~EDWARD JONES MONEY MARKET FUND VERIFICATION~~

The undersigned states that ~~he~~she has duly executed the attached application ~~dated October 29, 2021~~on February [     ], 2022, for and on behalf of ~~Edward Jones Money Market Fund (the “Trust~~Brighthouse Investment Advisers, LLC (“BIA”); that ~~he~~she is the President of ~~the foregoing Trust~~BIA; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar w~~ith such instrument, and the contents thereof~~, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~By: /s/ Julius A. Drelick III~~
~~Name:~~	~~Julius A. Drelick III~~
~~Title:~~	~~President~~

~~Date: October 29, 2021~~

Page 52 of 94, including Exhibits

~~Exhibit B-3~~

Verification Exhibit A-2

~~OLIVE STREET INVESTMENT ADVISERS, LLC~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Olive Street Investment Advisers, LLC; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By:~~ /s/ ~~Thomas C. Kersting~~Kristi Slavin
Name:	~~Thomas C. Kersting~~Kristi Slavin
Title:	President

~~Date: October 29, 2021~~

Page 53 of 94, including Exhibits

Exhibit ~~B-4~~B

Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II

VOTED:	That the filing of an exemptive order application regarding an exemption from Section 15(c) for the 1940 Act, as discussed at the meeting, be, it hereby is, approved.

VOTED:	That the appropriate officers of the Trusts be, and each of them hereby is, authorized to do or cause to be done all such other acts and to make, execute and deliver any and all such documents in the name and on behalf of the Trusts, as they, or any of them, may deem necessary or desirable to carry out the intent or purposes of the preceding resolutions.

Page 54 of 94, including Exhibits

~~PASSPORT RESEARCH, LTD.~~

~~VERIFICATION~~

Exhibit C

~~The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Passport Research, Ltd.; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By: /s/ Thomas C. Kersting~~
~~Name:~~	~~Thomas C. Kersting~~
~~Title:~~	~~President~~

Date: October 29, 2021

Page 55 of 94, including Exhibits

~~EXHIBIT C~~

Exhibit D

~~Marked copies of the Application showing changes from the final versions of two applications identified as substantially identical under Rule 0- 5(e)(3).~~

Page 56 of 94, including Exhibits

Exhibit D

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

U.S. SECURITIES A~~ND EXCHAN~~GE COMMISSION

WASHINGTON, ~~D.C.~~DC 20549

~~In the Matter of~~

~~SEI ASSET ALLOCATION TRUST~~

~~SEI DAILY INCOME TRUST~~

~~SEI INSTITUTIONAL INTERNATIONAL TRUST~~

~~SEI INSTITUTIONAL INVESTMENTS TRUST~~

~~SEI INSTITUTIONAL MANAGED TRUST~~

~~SEI TAX EXEMPT TRUST~~

~~ADVISER MANAGED TRUST~~

~~NEW COVENANT FUNDS~~

~~SEI CATHOLIC VALUES TRUST~~

~~SEI INVESTMENTS MANAGEMENT CORPORATION~~

~~One Freedom Valley Drive~~

~~Oaks, PA 19456~~

APPLICATION PURSUANT TO SECTION 6(c) OF THE ~~INVESTMENT COMPANY~~

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

BRIGHTHOUSE FUNDS TRUST I

BRIGHTHOUSE FUNDS TRUST II

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

125 High Street, Suite 732

Boston, MA 02110

Please direct all communications regarding this Application to:

Kristi Slavin

Brighthouse Investment Advisers, LLC

~~John J. O’Brien, Esq.~~

~~Morgan, Lewis & Bockius LLP~~

~~1701 Market~~125 High Street, Suite 732

Page 57 of 94, including Exhibits

Boston, MA 02110

~~Philadelphia, Pennsylvania 19103~~

~~(215) 963-4969, johnobrien@morganlewis.com~~

~~With a copy~~Copies to:

Brian D. McCabe, Esq.	Jeremy C. Smith, Esq.
Ropes & Gray LLP	Ropes & Gray LLP
Prudential Tower Boston, Massachusetts 02199	1211 Avenue of the Americas, New York, New York 10036 800 Bo

~~Timothy D. Barto~~

~~SEI Investments Company~~

~~One Freedom Valley Drive Oaks, Pennsylvania 19456~~

~~Page 1 of 69 Pages, including Exhibits~~

As filed with the Securities and Exchange Commission on ~~September 27, 2021~~February [    ], 2022

Page 1 of [ ] Sequentially Numbered Pages (including exhibits)

Page 58 of 94, including Exhibits

~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)~~

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~In the Matter of~~ In the Matter of

~~SEI ASSET ALLOCATION )~~ BRIGHTHOUSE FUNDS TRUST I	) APPLICATION PURSUANT TO SECTION~~)~~ 6(c) OF
~~SEI DAILY INCOME TRUST~~ BRIGHTHOUSE FUNDS TRUST II	~~)~~ ) THE INVESTMENT COMPANY ACT OF ~~1940, AS AMENDED, )~~ 1940, AS
~~SEI INSTITUTIONAL INTERNATIONAL TRUST )~~ BRIGHTHOUSE INVESTMENT ADVISERS, LLC	) AMENDED, FOR AN ORDER OF EXEMPTION
File No. [ ]	) FROM SECTION 15(c) OF THE ACT

~~SEI INSTITUTIONAL INVESTMENTS TRUST~~

~~SEI INSTITUTIONAL MANAGED TRUST SEI TAX EXEMPT TRUST~~

~~ADVISER MANAGED TRUST NEW COVENANT FUNDS~~

~~SEI CATHOLIC VALUES TRUST~~

~~SEI INVESTMENTS MANAGEMENT CORPORATION~~

~~One Freedom Valley Drive~~

~~Oaks, PA 19456~~

~~File No. [ ]~~

I.	INTRODUCTION

Brighthouse Funds Trust I and Brighthouse Funds Trust II (each a “Trust” and collectively, the “Trusts”),1 each a ~~SEI Asset Allocation Trust (“SAAT”), SEI Daily Income Trust (“SDIT”), SEI Institutional International Trust (“SIT”), SEI Institutional Investments Trust (“SIIT”), SEI Institutional Managed Trust (“SIMT”), SEI Tax Exempt Trust (“STET”), Adviser Managed Trust (“AMT”), New Covenant Funds (“NCF”) and SEI Catholic Values Trust (“SCVT”) (each a “Trust” and together, the “Trusts”),(1) each a~~ registered open-end investment company that ~~may offer~~offers one or more series of shares, on their own behalf and on behalf of each of their respective series (each, a “Series” and collectively, the “Series”), ~~and SEI Investments Management Corporation (“SIMC~~ together with Brighthouse Investment Advisers, LLC (“BIA” or the “Adviser,” and together with the Trusts and the Series, the “Applicants”),~~(~~2~~)~~ the investment adviser to the Trusts, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

~~(1)~~	~~As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.~~

~~(2)~~

~~The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.~~

Page 59 of 94, including Exhibits

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of ~~a~~ each Trust (each such board of trustees may be referred to as the “Board”),~~(~~3~~)~~ including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,~~(~~4~~)~~ which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).~~(~~5~~)~~ All registered investment companies that intend to rely on the requested order are named ~~as Applicants.~~

1	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
2

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
4

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

5

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

Page 60 of 94, including Exhibits

as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and

~~(3)~~	~~The term “Board” also includes the board of trustees or directors of a future Subadvised Series.~~
~~(4)~~

~~References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~

~~(5)~~

~~For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”~~

Page 61 of 94, including Exhibits

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The Trusts

Each of ~~SAAT, SDIT, SIT, SIIT, SIMT, STET, AMT, NCF and SCUT~~Brighthouse Funds Trust I and Brighthouse Funds Trust II is organized as a Delaware statutory trust ~~or a Massachusetts voluntary association (commonly known as a business trust) and is~~. Brighthouse Funds Trust I and Brighthouse Funds Trust II are registered with the Commission as ~~an~~ open-end management investment ~~company~~companies under the 1940 Act~~. Further, SAAT, SDIT, SIT, SIIT, SIMT, STET, AMT, NCF and SCUT~~ and currently ~~consist of multiple~~consists of 45 and 29 separate investment series, ~~some~~respectively, each of which ~~operate under a multi-manager structure. Shares of each~~ Series ~~are~~is offered and sold pursuant to a registration statement ~~on Form N-1A. The Advisor~~ under the Securities Act of 1933, as amended (the “1933 Act”), and each of which Series operates or has authority to operate under a multi-manager structure. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trusts and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

~~SIMC~~BIA is a limited liability company organized under the laws of the State of Delaware ~~corporation~~ and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~SIMC~~BIA serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to

Page 62 of 94, including Exhibits

an investment ~~advisory~~management agreement with the ~~Trust~~Trusts (each an “Investment Management Agreement” and together the “Investment Management Agreements”). ~~SIMC and each other Adviser is or will be~~BIA is registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the

Page 63 of 94, including Exhibits

Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management

Page 64 of 94, including Exhibits

responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.~~(~~6~~)~~ All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The

Page 65 of 94, including Exhibits

terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.~~(7)~~

~~(~~6~~)~~

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See ~~In the Matter of SEI Institutional Managed~~New England Funds Trust I, et al. ~~(812-9502)~~, Investment Company Act Release Nos. ~~21863 (April 1, 1996~~22796 (August 22, 1997) (notice) and ~~23133 (April 29, 1996~~22824 (September 17, 1997) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

~~(7)~~	~~A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.~~

Page 66 of 94, including Exhibits

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under    the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes offered by one or more Sub-Advisers. Registered funds with multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects ~~multiple~~one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the    “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to ~~various~~one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be    entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. ~~Boards of registered funds, including the Boards of the Trusts, typically hold in-person meetings on a quarterly basis~~The Board of each Trust intends to hold meetings quarterly, and will hold such meetings in-person to the extent required by the 1940 Act. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory ~~Contract~~Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory ~~Contract~~Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying

Page 67 of 94, including Exhibits

private fund.~~(8)~~7 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub- Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the

7	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

Page 68 of 94, including Exhibits

Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.~~(9)~~8 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub- Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub- Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of

~~(8)~~	~~Such investments in private funds would be subject to other applicable provisions of the 1940 Act.~~
~~(9)~~	~~The requested relief would not apply to renewals of a Sub-Advisory Agreement.~~

~~7~~

Page 69 of 94, including Exhibits

investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV. LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Di sc ussi on

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in- person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act ~~more quickly~~quicker

Page 70 of 94, including Exhibits

and with less expense to add or replace Sub-Advisers when the Board and the Adviser

8	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

Page 71 of 94, including Exhibits

believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the

Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Page 72 of 94, including Exhibits

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub- Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in- person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in- person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”~~(10)~~9 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired    exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

Page 73 of 94, including Exhibits

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily

9	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

Page 74 of 94, including Exhibits

liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the sub-strategy implemented by the ~~Sub- Adviser~~Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for

~~(10)~~	~~As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.~~

Page 75 of 94, including Exhibits

attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub- advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).~~(11)~~10 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”~~(12)~~11 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”~~(13)~~12

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all    participants to hear each other at the same time, such as a telephone conference.”~~(14)~~13 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”~~(15)~~14 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide

Page 76 of 94, including Exhibits

materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

~~(11)~~10	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
~~(12)~~11	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
~~(13)~~12	American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

~~(14)~~13	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
~~(15)~~14

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non- in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

Page 77 of 94, including Exhibits

~~advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.~~

~~Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.~~

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.~~(16)~~1 5 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V. PRECEDENT

The Commission has issued an exemptive ~~orders~~order under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.~~(17)~~16 The Commission stated in Blackstone, that~~,~~ while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be ~~(16) Technology that includes visual capabilities will be used unless unanticipated circumstances arise. (17) See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et. al., Investment Company Act Release Nos. 34200 (February 23, 2021) (notice) and 34238 (March 30, 2021) (order); and Nationwide Mutual Funds, et. al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order).~~

Page 78 of 94, including Exhibits

~~be~~ personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members ~~may participate~~ may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in- person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that

Page 79 of 94, including Exhibits

rule.

15	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

16

Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order).

Page 80 of 94, including Exhibits

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is ~~One Freedom Valley Drive, Oaks, Pennsylvania 19456.~~as indicated below:

Kristi Slavin

Brighthouse Investment Advisers,

LLC 125 High Street, Suite 732

Boston, MA 02110

Applicants further state that all written or oral communications concerning this Application should be directed to~~:~~ the contact information above.

~~John J. O’Brien, Esq.~~

~~Morgan, Lewis & Bockius LLP~~

~~1701 Market Street~~

~~Philadelphia, Pennsylvania 19103~~

~~With a copy to:~~

~~Timothy D. Barto~~

~~SEI Investments Company~~

~~One Freedom Valley Drive~~

~~Oaks, Pennsylvania 19456~~

Page 26 of [    ] Sequentially Numbered Pages (including exhibits)

Page 81 of 94, including Exhibits

~~Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file~~All of the requirements for execution and filing of this Application ~~and any further amendments thereto in the name of and~~ on behalf of the ~~respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-3 to this~~Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officer of the Applicants is fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are ~~attached hereto~~included as Exhibits ~~B-~~A-1 through ~~B-3~~A-2 to this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0- 2(c) under the 1940 Act are included as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

~~The~~ Applicants ~~request~~desire that the Commission issue ~~an~~the requested order ~~without a hearing~~ pursuant to Rule 0-

Page 82 of 94, including Exhibits

5 under the 1940 Act without conducting a hearing.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Page 83 of 94, including Exhibits

The Applicants have caused this Application to be duly signed on their behalf on the [    ] day of ~~September 27, 2021~~February, 2022.

BRIGHTHOUSE FUNDS TRUST I and BRIGHTHOUSE FUNDS TRUST II

~~SEI Asset  Allocation Trust~~

~~SEI Daily Income Trust~~

~~SEI Institutional International Trust~~

~~SEI Institutional Investments Trust~~

~~SEI Institutional Managed Trust~~

~~SEI Tax Exempt Trust~~

~~Adviser Managed Trust~~

~~New Covenant Funds~~

~~SEI Catholic Values Trust~~

By:	/s/ ~~Timothy D. Barto, Esq.~~Kristi Slavin
Name: ~~Timothy D. Barto, Esq.~~Kristi Slavin ~~Title: Vice President and Secretary SEI Investments Management Corporation~~

BRIGHTHOUSE INVESTMENT ADVISERS, LLC
By:	/s/ ~~Timothy D. Barto, Esq.~~Kristi Slavin
Name: ~~Timothy D. Barto, Esq.~~Kristi Slavin ~~Title: General Counsel, Vice President and Secretary 14~~

Page 84 of 94, including Exhibits

~~EXHIBITS TO APPLICATION~~EXHIBIT INDEX

~~The following materials are made a part of the Application and are attached hereto:~~

~~Designation~~	~~Document~~A. Verifications
~~Exhibits A-1 through A-2 Exhibits B-1 through B-2~~		~~Authorizations Verifications~~

1.	Verification of Brighthouse Funds Trust I and Brighthouse Funds Trust II

2.	Verification of Brighthouse Investment Advisers, LLC

B. Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II

~~Exhibit~~ C                    ~~Nationwide Mutual Funds~~. Bridge Builder Trust, et al., Investment Company Act Release

Nos. 34302 (June 1634433 (December 3, 2021) (notice) and 34329 (July 1334456 (December 29, 2021) (order) — Marked Application

~~Exhibit~~ D                    ~~Russell Investment Company~~. SEI Asset Allocation Trust, et al., Investment Company Act Release

Nos. ~~34200 (February 23~~34418 (November 15, 2021) (notice) and ~~34238 (March 30~~34437 (December 13, 2021) (order) — Marked Application

Page 31 of [    ] Sequentially Numbered Pages (including exhibits)

Page 85 of 94, including Exhibits

~~EXHIBIT A-1~~

~~SEI ASSET ALLOCATION TRUST~~

~~SEI DAILY INCOME TRUST~~

~~SEI INSTITUTIONAL INTERNATIONAL TRUST~~

~~SEI INSTITUTIONAL INVESTMENTS TRUST~~

~~SEI INSTITUTIONAL MANAGED TRUST~~

~~SEI TAX EXEMPT TRUST~~

~~ADVISER MANAGED TRUST~~

~~NEW COVENANT FUNDS~~

~~SEI CATHOLIC VALUES TRUST~~

~~AUTHORIZATION~~

~~I, Timothy D. Barto, do hereby certify that I am the duly elected Vice President and Secretary of SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Tax Exempt Trust, Adviser Managed Trust, New Covenant Funds and SEI Catholic Values Trust (the “Trusts”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trusts at a meeting held on September 13-15, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:~~

~~RESOLVED, that the appropriate officers of SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Tax Exempt Trust, Adviser Managed Trust, New Covenant Funds and SEI Catholic Values Trust (the “Trusts”) be, and each of them hereby is, authorized and directed on behalf of the Trusts and their names to (i) prepare, execute and cause to be filed an application with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trusts and SEI Investments Management Corporation (“SIMC”) from the provisions of Section 15(c) of the 1940 Act to permit SIMC to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Trusts (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the “Application”); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is~~

~~FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution~~.

~~By:~~	~~/s/ Timothy D. Barto, Esq.~~
~~Name: Timothy D. Barto, Esq. Title: Vice President and Secretary 16~~

Page 86 of 94, including Exhibits

~~EXHIBIT A-2~~

~~SEI INVESTMENTS MANAGEMENT CORPORATION AUTHORIZATION~~

~~I, Timothy D. Barto, do certify that I am the duly authorized and elected General Counsel, Vice President and Secretary of SEI Investments Management Corporation (“SIMC”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of SIMC pursuant to the general authority as Vice President and Assistant Secretary of SIMC.~~

~~By:~~	~~/s/ Timothy D. Barto~~
~~Name: Timothy D. Barto~~
~~Title: General Counsel, Vice President and Secretary 17~~

Page 87 of 94, including Exhibits

Verification Exhibit ~~B-3~~A-2

~~SEI ASSET ALLOCATION TRUST~~

~~SEI DAILY INCOME TRUST~~

~~SEI INSTITUTIONAL INTERNATIONAL TRUST~~

~~SEI INSTITUTIONAL INVESTMENTS TRUST~~

~~SEI INSTITUTIONAL MANAGED TRUST~~

~~SEI TAX EXEMPT TRUST~~

~~ADVISER MANAGED TRUST~~

~~NEW COVENANT FUNDS~~

~~SEI CATHOLIC VALUES TRUST~~

~~VERIFICATION~~

The undersigned states that ~~he~~she has duly executed the attached application ~~dated September 27, 2021~~on February [    ], 2022, for and on behalf of ~~SEI Asset~~ Brighthouse Funds Trust I and Brighthouse Funds Trust II (“the Funds”); that she is the President and Chief Executive Officer ~~Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Tax Exempt Trust, Adviser Managed Trust, New Covenant Funds and SEI Catholic Values Trust (the “Trusts”); that he is the Vice President and~~

Page 3 of [    ] Sequentially Numbered Pages (including exhibits)

Page 88 of 94, including Exhibits

Verification Exhibit ~~B-4~~A-2

~~Secretary~~ of the ~~foregoing~~ Trusts; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief. Officer

~~By:~~	/s/ ~~Timothy D. Barto, Esq.~~Kristi Slavin
Name:	~~Timothy D. Barto, Esq.~~Kristi Slavin
Title:	~~Vice~~ President and ~~Secretary 18~~Chief Executive

Page 31 of [    ] Sequentially Numbered Pages (including exhibits

Page 89 of 94, including Exhibits

Verification Exhibit ~~B-5~~A-2

~~SEI INVESTMENTS MANAGEMENT CORPORATION~~

~~VERIFICATION~~

The undersigned states that ~~he~~she has duly executed the attached application ~~dated September 27, 2021~~on February [    ], 2022, for and on behalf of ~~SEI Investments Management Corporation; that he is the General Counsel, Vice President and Secretary of such company; and that all action by stockholders, directors, and other bodies~~Brighthouse Investment Advisers, LLC (“BIA”); that she is the President of BIA; and that all actions by members, managers and other persons necessary to authorize the undersigned to execute and file such instrument ~~has~~have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~By:~~	/s/ ~~Timothy D. Barto~~, ~~Esq.~~Kristi Slavin
~~Name:~~ Name:	~~Timothy D. Barto, Esq.~~ Kristi Slavin
Title:	~~General Counsel, Vice~~ President ~~and Secretary 19~~

Page 5 of [    ] Sequentially Numbered Pages (including exhibits

Page 90 of 94, including Exhibits

Exhibit B

Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II

VOTED:	That the filing of an exemptive order application regarding an exemption from Section 15(c) for the 1940 Act, as discussed at the meeting, be, it hereby is, approved.

VOTED:	That the appropriate officers of the Trusts be, and each of them hereby is, authorized to do or cause to be done all such other acts and to make, execute and deliver any and all such documents in the name and on behalf of the Trusts, as they, or any of them, may deem necessary or desirable to carry out the intent or purposes of the preceding resolutions.

Page 31 of [    ] Sequentially Numbered Pages (including exhibits

Page 91 of 94, including Exhibits

Exhibit C

Page 92 of 94, including Exhibits

Exhibit D

Page 93 of 94, including Exhibits